UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number:   000-50593

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	January 1, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cherokee International Corporation
Full Name of Registrant

Former Name if Applicable

2841 Dow Avenue
Address of Principal Executive Office (Street and Number)

Tustin, California 92780
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company needs additional time to finalize its financial statements for the year ended January 1, 2006 and will not meet the prescribed filing date of April 3, 2006. In late March, 2006 the Company was made aware that employees of its Indian subsidiary manufacturing operations had made certain unauthorized payments. The Company’s Audit Committee has commenced an immediate investigation and has engaged the services of independent counsel to oversee it. The reason for the delay is to provide additional time for the Company’s Audit Committee to obtain sufficient information to enable the Company to finalize its financial statements.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Linster W. Fox	(714)	508-2043
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company notes that the investigation referred to in Part III above is in its early stages, and no determination has been made as to whether it will result in any impact on the Company’s financial statements. The amounts of the known payments are not material.  The facility in India is for the sole purpose of manufacturing product for other Company locations and as such does not generate or bill revenue to external customers. The India production facility manufactures approximately 6% of total Company products.

Net sales for the fourth quarter of 2005 were $32.7 million, down 11% compared to $36.7 million for the fourth quarter in 2004, and up 24% compared to $26.4 million for the third quarter of 2005. The Company’s fourth quarter revenue exceeded the latest guidance of mid-to-high teen growth over the third quarter of 2005.

Operating income for the fourth quarter of 2005 was $321,000, down from $3.6 million for the fourth quarter in 2004, and up from the $1.6 million operating loss in the third quarter of 2005.

Net income for the fourth quarter of 2005 was $78,000, or $0.00 per diluted share, compared to a net income of $2.2 million, or $0.11 per diluted share, for the fourth quarter of 2004, and a net loss of $2.2 million, or $0.11 per diluted share for the third quarter of 2005.

Net sales decreased 18% or $26.4 million to $122.1 million for the fiscal year 2005 from $148.5 million for fiscal year 2004. The Company recorded a net loss of $3.2 million for fiscal year 2005, or $(0.17) per diluted share, compared to net income of $10.4 million during fiscal year 2004, or $0.62 per diluted share.

Cherokee International Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 4, 2006	By	/s/ Linster W. Fox, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).